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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. J. M. Geldzahler

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1347-49 Street___
(No. and Street)

___Brooklyn___ ___Ny___ ___11219___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___MALVINE Geldzahler___ ___718 851.7502___
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MARVIN H Seewald___
(Name – if individual, state last, first, middle name)

___5423-15 Avenue___ ___Brookly___ ___Ny___ ___11219___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _MALVINE GELDZAHLER_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _J J M. Geldzahler_ , as of _12/31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J J & M GELDZAHLER

REPORT

DECEMBER 31, 2008



SEEWALD & CO
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE BROOKLYN, NY 11219
(718) 851-0087 Fax (718) 853-8452

February 17, 2009

J.J. & M. Geldzahler
1347 - 49th Street
Brooklyn, N. Y. 11219

Gentlemen:

We have audited the balance sheet of J.J.& M. Geldzahler as of December 31, 2008 and the related statements of operations, stockholder's equity, cash flows, and supplementary information, for the year then ended.   These financial statements are the responsibility of the Company management.   Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.   These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have determined that you are exempt from Rule 15C3-3 and conditions of the exemption were being complied with as of the examination date, and that no facts came to our attention to indicate that the exemption has not been complied with during the period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the organization as of the above date, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Brooklyn, New York

Marvin H.Seewald
Certified Public Accountant

SEEWALD & CO
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE BROOKLYN, NY 11219
(718) 851-0087 Fax (718) 853-8452

February 17, 2009

J J & M Geldzahler
1347 - 49th Street
Bklyn, N.Y.   11219

Gentlemen:

Relative to our audit of your books and records
for the calendar year 2008, we examined and
assessed your accounting system, internal
accounting control, and procedures for
safeguarding securities.

Our examination did not reveal any material
inadequacies in your accounting system, internal
accounting system, internal accounting control,
or in your procedures for safeguarding
securities.

Brooklyn, NY   Marvin H.Seewald
                            Certified Public Accountant

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets
Cash in bank $ 163,881
NASD - Investment   2,400

Total current assets   166,281

Fixed assets
Auto - net   5,276

Total Assets $ 171,557

LIABILITIES & PARTNERS' EQUITY

Liabilities
Accounts Payable $ 1,200

Partners' Equity
Capital   170,357

Total Liabilities & Partners' Equity $ 171,557

J. J. & M. GELDZAHLER
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES

Revenue from sale of investment company shares	$ 48,251
Interest income	348
Total revenue	$ 48,599

EXPENSES

Regulatory fees	$ 615
Rent	7,680
Telephone	1,740
Utilities	2,957
Insurance	2,126
Professional fees	1,200
Postage and office expense	4,050
Travel	2,368
Selling expense	935
Cleaning	1,320
Taxes - NYC UBT	794
Total expenses	$ 25,785
Net income	$ 22,814

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2008

Operating activities:

Net income	$ 22,814

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	NONE
Net cash provided by operating activities	$ 22,814

INVESTING ACTIVITIES

None

Financing activities:

Distribution to partners	$ (19,331)
Increase in cash	$ 3,483
Cash balance - January 1, 2008	160,398
Cash balance - December 31, 2008	$ 163,881

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 166,874
Net income	22,814
Additions	0
Deductions	(19,331)
Balance, December 31, 2008	$ 170,357

J. J. & M. GELDZAHLER
RECONCILIATION OF AUDITED COMPUTATION OF
NET WORTH
AS AT DECEMBER 31, 2008

There was no material difference between the audited computation of net capital, in the amount of $ 170,357.00, and the broker-dealers' corresponding unaudited balance of ownership equity as reflected on line 1 Part IIA of the Focus Report form X-17A-5.

J. J. & M. GELDZAHLER

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Ownership equity $ 170,357

Non-allowable assets   7,676

Net Capital $ 162,681